

Mail Stop 4628

July 17, 2017

<u>Via E-mail</u>
Christopher Weber
Chief Financial Officer
Halliburton Company
3000 North Sam Houston Parkway East
Houston, Texas 77032

> **Re: Halliburton Company**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 7, 2017**
> **Supplemental Response dated June 2, 2017**
> **File No. 1-03492**

Dear Mr. Weber:

We have reviewed your June 2, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 9, 2017 letter.

Form 10-K for Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Critical Accounting Estimates, page 34

Allowance for Bad Debts, page 37

1.   As it relates to your operations in Venezuela, based on historical experience and specific factors related to your primary customer, we note that you continue to believe outstanding receivables are collectable. Expand the revised disclosure provided in

response to prior comment 4 regarding the process through which you analyze the collectability of your receivables in Venezuela to address the uncertainty associated with this critical accounting policy and the sensitivity of your assumptions to change based on outcomes that management deems reasonably likely to occur. Explain in greater detail how you arrived at your estimate of collectability by addressing unique elements of your operations in Venezuela. Your revised disclosure should provide your assessment of factors that may differ from your historical experience such as the curtailment of your operations in Venezuela, the aging of your receivables, and amounts collected to date, along with other relevant considerations such as the loss recognized in connection with the financing agreement you entered into during the second quarter of 2016. Refer to Section V of Release 33-8350.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources